SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 29, 2002.

Or

[ ]	Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

GOLDMAN SACHS EMPLOYEES’ PROFIT SHARING
RETIREMENT INCOME PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE GOLDMAN SACHS GROUP, INC.

85 Broad Street
New York, NY 10004

GOLDMAN SACHS
EMPLOYEES’ PROFIT SHARING
RETIREMENT INCOME PLAN

FINANCIAL STATEMENTS

As of November 29, 2002 and November 30, 2001
and for the fiscal years then ended

GOLDMAN SACHS
EMPLOYEES’ PROFIT SHARING RETIREMENT INCOME PLAN

Page(s)

Report of Independent Accountants	1

Financial Statements:
Statements of Net Assets Available for Benefits as of November 29, 2002 and November 30, 2001	2

Statements of Changes in Net Assets Available for Benefits for the fiscal years ended November 29, 2002 and November 30, 2001	3

Notes to Financial Statements	4-14

Report of Independent Accountants

To the Participants and Administrator of
Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan (the “Plan”) as of November 29, 2002 and November 30, 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

May 23, 2003

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Statements of Net Assets Available for Benefits

	As of
	November 29,	November 30,
In thousands	2002	2001

Assets

Interest in Goldman Sachs Profit Sharing Master Trust	$2,200,638	$2,269,939

Receivables:
Employer contributions	57,472	45,749
Employee contributions	28,819	36,875

	86,291	82,624

Net assets available for benefits	$2,286,929	$2,352,563

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Statements of Changes in Net Assets Available for Benefits

	For the fiscal years ended
	November 29,	November 30,
In thousands	2002	2001

Additions:
Interest in investment loss of Goldman Sachs Profit Sharing Master Trust	$(109,099)	$(38,937)

Contributions:
Employer	57,472	45,749
Employees	91,680	110,668

	149,152	156,417

Total additions	40,053	117,480

Deductions:
Benefits paid	105,687	94,167

Total deductions	105,687	94,167

Net (decrease) increase	(65,634)	23,313

Net assets available for benefits, beginning of year	2,352,563	2,329,250

Net assets available for benefits, end of year	$2,286,929	$2,352,563

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements

1.	Plan Description

The following description of the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan became effective on January 1, 1945 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General
The Plan is a defined contribution plan to which participants, in addition to rolling over contributions from other qualified plans, may elect to make pre-tax contributions each year based on their compensation, as defined. The Goldman Sachs Group, Inc. (the “Firm”) contributes to the Plan a discretionary percentage, to be determined each year, of each participant’s Profit Sharing Compensation, as defined (the “Basic Contribution”). The Firm made a Basic Contribution on behalf of eligible participants equal to 20% of their Profit Sharing Compensation for the plan years ended November 29, 2002 and November 30, 2001.

The Plan’s Retirement Committee (the “Committee”), as defined, monitors the investment objectives and performance of the Plan’s individual investment options. The Committee is made up of senior management personnel of the Firm. Effective March 1, 2002, Hewitt Associates, LLC became the record keeper of the Plan. Prior to this, Merrill Lynch/Howard Johnson and Company served in that capacity.

Participants direct the investments of their and the Firm’s contributions into various investment options offered by the Plan through the Goldman Sachs Profit Sharing Master Trust (the “Trust”). Participants’ directed investments are managed in mutual funds, collective trusts and managed accounts.

The Plan offers participants the option to invest in the Company Stock Fund, which primarily invests in shares of the Firm’s common stock. In accordance with a policy adopted by the Committee, no more than 25% of any contribution made on behalf of each participant can be invested in the Company Stock Fund. When a participant reallocates his or her total investment balance, he or she is limited to reallocating 25% of his or her total investment balance into the Company Stock Fund. In addition, participants’ abilities to make decisions in investment activities in the Company Stock Fund are suspended during the “black-out” periods that are part of the Firm’s compliance procedures designed to avoid violations of applicable securities laws.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

Eligibility
Under the Plan’s provisions, employees are eligible, as defined in the Plan document, to participate in the Basic Contribution generally upon completing one year of service, attaining age 21 and provided they are employed on the last day of the Plan year. Employees become eligible to make additional pre-tax contributions to the Plan as of the first day of the month after they join the Firm as employees.

Benefits
Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings thereon (including net realized and unrealized investment gains and losses) allocated to such participant’s account. The Basic Contribution and net earnings of each investment option are credited to participants’ accounts based on their Profit Sharing Compensation or their percentage holdings in each option, respectively.

Vesting
Participants are fully vested in their own contributions at all times and are fully vested in the Firm’s contributions after three years of service, as defined. Forfeitures of terminated participants’ non-vested Firm contributions are used to reduce employer contributions. Upon regular or disability retirement, death or termination, each participant or beneficiary may receive a lump-sum amount equal to the vested value of the funds allocated to the account or may receive periodic distributions from the Plan. As of November 29, 2002 and November 30, 2001 forfeited nonvested accounts totaled $1,483,692 and $564,760, respectively.

Loans
Each participant in the Plan is permitted to borrow from $1,000 to $50,000, reduced by (i) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Basic Contributions) or (b) the balance in the participant’s 401(k) and Rollover Contribution accounts. A participant may not borrow any amounts attributable to the Firm’s Basic Contribution. Interest on loans is charged at the prime rate of interest plus 1%. Loans generally must be repaid within five, or in some cases ten years. Loans are repaid (principal and interest) and added back to participants’ account balances generally through regular after-tax payroll deductions.

Trust Agreement
The Plan’s investments are included in the Trust which is subject to a trust agreement (the “Trust Agreement”) with State Street Bank (the “Trustee”). The Plan’s portion of the Trust investments is specified in Note 3.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Employer Contributions
The Employer contribution receivable is presented on the Statement of Net Assets Available for Benefits, net of the forfeited nonvested account balance as of November 29, 2002 and November 30, 2001.

Investments of the Trust
Mutual funds and collective trusts represent investments with various investment managers. The respective fair values are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value on the last business day of each Plan year. Units held in collective trusts are valued at the unit value as reported by the investment managers on the last business day of each Plan year.

Investments in managed accounts are described below:

Cash and short-term investments include cash and short-term interest bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates fair value.

Common stock, preferred stock, fixed income securities, options and futures traded on national and international securities exchanges are valued at closing prices on the last business day of each Plan year. Securities traded in the over-the-counter (“OTC”) market are valued at their last sale price. In the absence of a recent sale, investments owned are valued at the bid price; investments sold but not yet purchased are valued at the ask price.

Forward currency contracts are valued at estimated fair value as determined by the Trust’s investment managers.

Swap contracts are valued using exchange quotations on the underlying instruments or dealer quotations.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

Investments denominated in currencies other than the U.S. dollar are translated using exchange rates prevailing at the end of the fiscal period presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

Guaranteed investment contracts (“GICs”) held by the Trust are fully-benefit responsive. All of the GICs are held within the Stable Value Fund. Each is recorded at contract value, which approximates fair value, as reported by the insurance companies. Contract value represents contributions, reinvested income, less any withdrawals and/or reserves, if any, plus accrued interest.

Money market mutual funds are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities, futures and option transactions are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Note 3 presents the net appreciation/(depreciation) in the fair value of Trust investments, which consists of realized gains or losses and unrealized appreciation/(depreciation) on those investments.

Payment of Benefits Benefits are recorded when paid.

Risks and Uncertainties
The Plan provides for various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts, currency and commodities and futures, forwards, options and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Other
Investment advisory expenses incurred by the managed accounts and collective trusts of the Plan are borne by the Plan participants through the Trust and are included in Interest in Net Investment Loss of the Trust on the Statements of Changes in Net Assets Available for Benefits. Other administrative fees are paid by the Firm. The investment managers of the U.S. Equity Hedge Fund, Technology Hedge Fund, Multi-Market Hedge Fund, and Market Neutral Fund (each of which is a separate account managed on behalf of the Plan), charge fixed asset-based management fees plus annual incentive fees of up to 15% to 20% of the net investment income earned, if any, by each fund.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

Reclassifications Certain reclassifications have been made to 2001 financial statements to conform to the current year presentation.

3.	Master Trust

The Trust includes the assets of the following plans:

•	Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

•	Goldman Sachs Money Purchase Pension Plan

These plans comprise 100% of the investments held by the Trust as of November 29, 2002 and November 30, 2001.

Investment assets of the Trust are allocated to the participating plans based on each participating plan’s specific interest in the Trust. Investment income of the Trust is allocated to the Plan based upon the proportion of net assets of the Plan to the net assets of the Trust on a daily or monthly basis in accordance with the Trust Agreement. As of November 29, 2002 and November 30, 2001, the Plan’s interest in the net assets of the Trust was 89.42% and 89.92%, respectively.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

The following presents the Trust’s Statements of Net Assets Available for Benefits:

	As of
	November 29,	November 30,
In thousands	2002	2001

Assets:
Investments, at fair value
Mutual funds	$801,446	$790,889
Collective trusts	351,256	365,909
Managed accounts:
Cash and short term investments	368,302	401,199
Common and preferred stocks	485,334	577,626
Fixed income securities	55,317	14,654
Guaranteed investment contracts	532,122	449,756
Money market mutual funds	27,404	37,098
Unrealized gain on derivative contracts	6,720	8,383
Loans to participants	15,775	16,142

Total investments	2,643,676	2,661,656

Interest and dividends receivable	8,298	886
Due from brokers	2,110	19,296

Total assets	2,654,084	2,681,838

Liabilities:
Investments sold, but not yet purchased, at fair value
Managed accounts:
Common and preferred stocks	179,096	117,099
Fixed income securities	2,740	2,190
Unrealized loss on derivative contracts	7,918	8,918

	189,754	128,207

Due to brokers and other payables	3,299	29,098

Total liabilities	193,053	157,305

Net trust assets available for benefits	$2,461,031	$2,524,533

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

The following presents net investment loss for the Trust:

	For the fiscal years ended
	November 29,	November 30,
In thousands	2002	2001

Net depreciation in fair value of investments:
Mutual funds	$(49,044)	$(43,855)
Collective trusts	(52,980)	(45,229)
Managed accounts:
Common and preferred stocks	(84,115)	(7,449)
Fixed income securities	1,798	—
Guaranteed investment contracts	3,680	—
Derivative contracts	(2,996)	(29,660)

Total	(183,657)	(126,193)

Investment income:
Interest on GICs	30,180	30,396
Interest and dividends	37,616	73,170
Investment management fees and other expenses	(9,020)	(22,254)

Net investment loss	$(124,881)	$(44,881)

Investments that represented 5% or more of net assets available for benefits as of November 29, 2002 and November 30, 2001 were the Plan’s interest in the Trust.

Trust investments in Loans and the Company Stock Fund are 100% owned by the Plan.

Interest rates on GICs held at November 29, 2002 ranged from 1.00% to 7.80% with maturity dates ranging from June 1, 2004 to December 31, 2009. Interest rates on GICs held at November 30, 2001 ranged from 5.10% to 7.80% with maturity dates ranging from February 7, 2002 to December 31, 2008. At November 29, 2002 and November 30, 2001, no valuation reserves had been taken against GICs held within the Trust.

4.	Plan Termination

The Firm intends to continue the Plan indefinitely, but reserves the right to discontinue or amend the Plan at any time subject to the provisions of ERISA. In the event of discontinuance, affected participants will become fully vested in the Firm’s contributions and the related investment income as required by ERISA.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

5.	Related Party Transactions

An affiliate of the Firm manages the Money Market, Short Duration Bond, Core Bond, High Yield Bond, Global Bond, Large Cap Core Equity, Large Cap Value Equity, Large Cap Growth Equity, Mid Cap Growth Equity, Mid Cap Value Equity, Small Cap Core Equity, International Equity, Real Estate Equity, and Technology Equity Funds, each of which is an investment company registered under the Investment Company Act of 1940. No fees were paid, or are payable by the Plan through the Trust for investment management services relating to these funds for fiscal 2002 and 2001, however, investment advisory fees may be paid from the funds.

In addition, an affiliate of the Trustee manages the S&P 500 Index, Mid Cap Equity Index, Small Cap Equity Index, International Equity Index and Emerging Markets Index Funds, each of which is a bank collective trust fund. Fees associated with the management of these funds qualify as party-in-interest transactions.

The Plan, through the Trust, has invested in the Company Stock Fund, which primarily invests in shares of the Firm’s common stock. As of November 29, 2002 and November 30, 2001 the Plan held 182,302 and 158,231 shares with a fair market value of $14,378,159 and $14,066,736, respectively. Purchases of $3,996,139 and $8,140,622 and sales of $2,083,048 and $1,347,484 of the Firm’s common stock were made during the years ended November 29, 2002 and November 30, 2001, respectively. The Company Stock Fund is managed by an affiliate of the Trustee.

6.	Tax Status

The Internal Revenue Service has determined and informed the Firm by a letter dated September 23, 2002 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since the receipt of the letter, the Firm believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

	As of
	November 29,	November 30,
In thousands	2002	2001

Net assets available for benefits per the financial statements	$2,286,929	$2,352,563
Less: Amounts allocated to withdrawing participants	11,012	9,219

Net assets available for benefits per the Form 5500	$2,275,917	$2,343,344

The following is a reconciliation of benefits paid to participants from the financial statements to the Form 5500:

	For the fiscal years ended
	November 29,	November 30,
In thousands	2002	2001

Benefits paid to participants per the financial statements	$105,687	$94,167
Add: Amounts allocated to withdrawing participants, end of year	11,012	9,219
Less: Amounts allocated to withdrawing participants, beginning of year	(9,219)	(9,293)

Benefits paid to participants per the Form 5500	$107,480	$94,093

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to November 29, 2002 and November 30, 2001 but not yet paid as of that date.

8.	Financial Instruments with Off-Balance-Sheet Risk in the Trust

In accordance with the investment strategy of the managed accounts, the Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities. Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on a predetermined notional principal amount.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Trust’s investment managers generally limit the Trust’s risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Trust once it has paid its cash premium.

The gross notional (or contractual) amounts do not accurately measure the Trust’s exposure to credit risk, which results from potential counterparty nonperformance. This exposure is limited to contracts in a gain position, except for written options, which obligate the Trust to perform and do not give rise to any counterparty credit risk.

Derivative financial instruments executed for risk management purposes are carried at fair value. The fair values of the Trust’s derivative financial instruments as of and for the fiscal years ended November 29, 2002 and November 30, 2001, are as follows:

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

	As of November 29, 2002

In thousands	Assets	Liabilities

Forward settlement contracts	$4,794	$4,679
Option contracts	560	1,338
Swap contracts	1,337	1,897
Futures contracts	28	45

Totals	$6,719	$7,959

	As of November 30, 2001

In thousands	Assets	Liabilities

Forward settlement contracts	$7,814	$7,781
Option contracts	520	1,056
Futures contracts	49	81

Totals	$8,383	$8,918

Investments sold, but not yet purchased by the Trust as of November 29, 2002 and November 30, 2001 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Trust’s ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Trust’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDMAN SACHS EMPLOYEES’ PROFIT SHARING RETIREMENT INCOME PLAN

Members of the Administrative Committee

By:	/s/ Philip M. Cramp

Name: Philip M. Cramp

By:	/s/ Edina Jung

Name: Edina Jung

By:	/s/ Richard J. Stingi

Name: Richard J. Stingi

     Date: May 23, 2003

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP, Independent Accountants.